

February 9, 2015

Clifton Rutledge
Chief Executive Officer
Bojangles', Inc.
9432 Southern Pine Boulevard
Charlotte, NC 28273

   Re: Bojangles', Inc.
     Draft Registration Statement on Form S-1
     Submitted January 12, 2015
     CIK No. 0001630132

Dear Mr. Rutledge:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise your document to ensure consistent chronological presentation throughout. For example, we note the Selected Historical Consolidated Financial Data on page 50 is presented from left to right beginning with the earliest period (2011), while the financial statements beginning on page F-1 are presented from left to right beginning with the most recent period (2013). Refer to SAB Topic 11(e).

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

Market and Industry Data and Forecasts, page ii

4. We note the reference to "information provided by third-party market research firms, including Technomic, Inc., or Technomic, The NPD CREST® and Mintel Group Ltd., or Mintel, or third-party financial or analytics firms, including The Buxton Company, or Buxton." If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Presentation of Combined Operating Results for Fiscal 2011, page iv

5. We note from your disclosure here that you have presented, for comparative purposes, the arithmetic sum of the Predecessor and Successor 2011 periods in different sections throughout your document. Note that it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11 as these periods represent two different bases of accounting. As such, to the extent these periods are included in future amendments, please conform your presentation incorporating all of the pro forma adjustments as required by S-X Article 11 and provide disclosure to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation, or remove the presentation. However, we do not object to independent and separate operating result discussions of the respective Predecessor and Successor periods included in future amendments.

Prospectus Summary, page 1

6. We note your disclosure here and presentation elsewhere in your filing of system-wide sales in the context of overall brand performance. You state that "[t]hrough our 248 company-operated and 363 franchised restaurants, …we generated approximately $1 billion in system-wide sales and an average unit volume of approximately $1.8 million in the twelve months ended September 28, 2014." Since the franchisees' sales are not your revenues and you did not generate them, please also provide a discussion of your revenues recognized in accordance with GAAP. Your discussion should be balanced by providing details of what proportions represent your revenues versus franchisees' revenues, respectively, along with the impact on your royalty revenues generated. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

7. We note your disclosure of strong and consistent financial and operating performance as illustrated by system-wide restaurant count, sales and sales growth metrics. In that regard and as part of the consideration of the comment above, please expand to provide a more balanced discussion of the above various operating metrics by including a discussion of your owned restaurant count, your GAAP revenue and the related revenue growth, and how the system-wide metrics affect your royalty revenues. In addition, please move the last bullet point of your discussion of net income growth to the front of this section or elsewhere throughout the filings, as applicable, to balance your discussion and presentation.

8. Please revise the chart presentation on page 2 to include a separate bar chart for net income, the GAAP measure to which EBITDA and Adjusted EBITDA are reconciled along with charts presenting company-owned restaurant and franchise revenues, with similar format, and provide them upfront in your presentation.

9. We note that you consider yourself as part of the fast-casual segment and believe that you offer fast-casual quality food. For example, throughout your filing you discuss the AUVs, growth and competitors in the fast-casual segment.

   With a view toward disclosure, please provide more information as to how you fit within the fast-casual segment. In this regard, we note your discussion on page iv that "[f]ast-casual" is defined by Technomic as a limited or self-service format with average check sizes of $8.00-$12.00 that offers food prepared to order within a generally more upscale and developed establishment." Other sources indicate that fast-casual restaurants offer more customized and freshly prepared dishes than traditional quick-serves, in an upscaled, inviting atmosphere, and should not feature a drive-thru window. In contrast, we note that your average check was only $6.45 in fiscal 2013. We further note your disclosures that your customers appreciate your speed and convenience, as evidenced by 79% of your company restaurant revenues in fiscal 2013 generated via drive-thru and carry-out. This seems to conflict with the fast-casual concept of "food prepared to order." Please further clarify how you fall within the fast-casual segment given these differences. Tell us the characteristics that make your restaurants upscale.

   If you continue to consider yourself as part of the fast-casual segment, please disclose the characteristics of your restaurants that are in line with the fast-casual segment as well as those characteristics that are not in line with the fast-casual segment.

Our Industry, page 2

Increasing Chicken Consumption, page 3

10. While you describe your chicken as bone-in and discuss your Bo-Smart menu that features grilled chicken and roasted chicken, it appears that a significant portion of the chicken you sell is fried. Here or in an appropriate place in your prospectus summary,

and throughout your filing, please briefly explain the role that fried chicken plays in your menu or please tell us why this information is not a key piece of material information. In addition you cite the growth in per capita U.S. chicken consumption since 1970. Please expand this discussion to also discuss how the per capita consumption of fried chicken has changed over that period.

11. Please also revise your risk factor "We are vulnerable to changes in consumer preferences" on page 19 and your risk factor "Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings" on page 33 to specifically address the risk that consumer tastes may move further away from accepting fried chicken or tell us why this is not material to an understanding of the risks described therein

The Offering, page 10

12. Please revise your discussion of Use of Proceeds to include the specific terms of the debt to be repaid. This disclosure should identify the credit facilities and the amount of each to be repaid.

13. Please revise the discussion of the conversion of the Series A Preferred Stock to include the conversion rate. In this regard, we note from your disclosure on page F-17 that the conversion rate is one-for-one.

Summary Historical Consolidated and Other Financial Data, page 13

14. We note the presentation of system-wide comparable restaurant sales growth of franchised and system-wide restaurants and system-wide average unit volumes under the caption of "Other Operating Data" alongside with the similar measures for company-owned restaurants. Since the system-wide and franchisee' metrics are not your operating data, please separately present these metric under a different caption such as "Other supplemental metric" or similar caption in this section.

15. We note the adjustments you made related to certain professional, transaction and other costs in which you characterized them as non-recurring in footnotes (f). Note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. It appears the adjustments are not non-recurring based on their nature. As such, please revise to remove your characterization of the adjustment as non-recurring. Refer to Question 102.03 regarding Non-GAAP Financial Measures within C&DI as found in our website http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Risk Factors, page 18

We rely on only one company, page 26

16. We note the statement that "[i]f that distributor or any supplier fails to perform as anticipated or seeks to terminate agreements with us, or if there is any disruption in any of our supply or distribution relationships for any reason, our business, financial condition, results of operations and cash flows could be materially adversely affected." Please identify any suppliers upon which you are dependent for material food ingredients or explain why you believe the identity of the supplier is not material to an understanding of the risk. In addition to the extent any supplier agreements are material to you, please file such agreements as exhibits to your next amendment or please tell us why this is not required.

17. We note the statement that you "have limited rights to access the exclusive formulas used for [you] by one of the single-source suppliers." With a view toward disclosure, please explain in better detail what you mean by this statement and tell us the risk arising from this statement.

Capitalization, page 46

18. Please revise the narrative description of changes in capitalization to include the Series A Preferred Stock conversion rate.

Management's Discussion and Analysis

Overview, page 52

19. Your disclosure here is a summary description of your business. Please consider revising to provide an executive-level overview of the results of your operations and liquidity and capital resources that provides context for the remainder of more detailed disclosures that follow. For example, provide a high-level summary of your results and the significant factors that affected your results and liquidity and capital resources.

Outlook, page 52

20. Your disclosure here is a continued description of the characteristics of your business. If the intent is to describe your outlook for the company, please revise to instead specifically discuss known plans and trends that are reasonably likely to occur.

EBITDA and Adjusted EBITDA, page 56

21. Your current presentation discloses the non-GAAP measures EBITDA and Adjusted EBITDA prior to GAAP results. Please revise the layout of your disclosure to give equal

or greater prominence to presentation of your GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Business, page 74

Spreading the "Bo-Buzz," page 78

22. We note that in fiscal 2015 you expect to open 22 to 25 new company-operated restaurants and 28 to 32 new franchised restaurants. Please further discuss the anticipated cost for this expansion and consider discussing this material trend in your Liquidity and Capital Resources section on page 64.

Construction, page 84

23. In your next amendment please disclose the information missing from this section.

Franchise Program, page 86

24. Please discuss the material terms of your franchise agreements and development agreements. Describe what obligations you have to franchisees, the amount of control you have over operations, the length of agreements, and any other material terms including how royalties, franchise fees, contributions to your marketing development fund and co-op advertising funds, and other fees are assessed.

Legal Proceedings, page 90

25. You state that you "are *also* involved in various *other* claims and legal actions that arise in the ordinary course of business" and "do not believe that the ultimate resolution of these *other* actions will have a material adverse effect on our financial position" (emphases added). We also note the cross reference to this Legal Proceedings section from the risk factor on page 30. Given that you do not provide much information in this Legal Proceedings section, please tell us what claims or actions you are subject to in addition to the "other" ordinary-course ones referenced in this section, and tell us whether these warrant expanded discussion in your filing.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders, page 123

26. We note the statement on page 124 that "this discussion is for informational purposes only." Please explain to us the purpose of this statement.

Consolidated Statements of Operations and Comprehensive Income, page F-4

27. We note from disclosure on page 14 of your filing that you have not presented a calculation of earnings per share because you have no common stock outstanding and

therefore you do not consider the presentation to be meaningful. Please add a footnote to your financial statements either in Note 1 or as a separate footnote providing similar disclosure why no basis and diluted historical earning per share data presented.

28. As a related matter, please revise the face of the income statement to present pro forma earnings per share giving effect to the conversion of the Series A Preferred Stock in to common stock for the latest year and interim period. Please also ensure the presentation on page 13 is consistent with this presentation. The footnote disclosure referenced above should include how this figure is calculated.

29. Further, we note that you paid a dividend in April 2014 that is in excess of fiscal 2013 earnings. Please also present Pro Forma As Adjusted Earnings Per Share for the latest year and interim period giving effect to the number of shares in the offering necessary to fund the dividend. Refer to SAB Topic 1B.3 for guidance.

Notes to Condensed Consolidated Financial Statements

Note (1) Description of Business and Organization and Summary of Significant Accounting Policies

(x) Advertising Costs, page F-13

30. We note that franchised restaurants contribute to various advertising funds that you manage. Please tell us and revise to disclose your accounting for such contributions.

Note (5) Vendor Advance, page F-44

31. We note that you entered into a new agreement with a beverage vendor that terminated the old agreement and, as a result, eliminated your obligations under the previous agreement. We note that you recognized approximately $1.5 of previously deferred vendor advance as income as a result of the termination. Please tell us why the contract was renegotiated, how the terms of the old and new agreement differ, and explain to us your basis for recognizing the previously deferred vendor advance as income.

Exhibit Index

32. Please file franchise agreements and development agreements related to your most significant franchisees or please tell us why this is not required. We note for example that your largest franchisee operates 60 restaurants and that your top three franchisees accounted for approximately 45% of your royalty revenues in fiscal 2013.

33. Please revise to file complete exhibits including all schedules and exhibits. We note for example that Exhibit 10.1 appears to be missing schedules, Exhibit 10.2 does not include the amended schedules referred to in Section 3 of the amended agreement, and Exhibit

10.3 does not include the amendments to schedules and exhibits referred to in Section 3 of that amended agreement.

You may contact Amy Geddes at (202) 551-3304 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Barry M. Abelson
        Pepper Hamilton LLP